 Exhibit (a)(1)(E)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below), dated January 17, 2024, and the related Letter of Transmittal (as defined below), and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Class A Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good-faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Class A Shares in that state. Except as set forth above, the Offer is being made to all holders of Class A Shares. In any jurisdiction where securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
Notice of Offer to Purchase
Up to 13,237,834 Class A Ordinary Shares
of
Manchester United plc
at
$33.00 Per Class A Ordinary Share in Cash,
by
Trawlers Limited
a company limited by shares incorporated under the laws of the Isle of Man and wholly owned by
James A. Ratcliffe
Trawlers Limited (“Purchaser”), a company limited by shares incorporated under the laws of the Isle of Man and wholly owned by James A. Ratcliffe, a natural person (the “Offeror” and together with the Purchaser, the “Offerors”), is offering to purchase up to 13,237,834 Class A ordinary shares (the “Offer Cap”), par value $0.0005 per share (“Class A Shares”), of Manchester United plc (the “Company”), a Cayman Islands exempted company, which, based on information provided by the Company, represents 25.0% of the issued and outstanding Class A Shares as of the close of business on December 22, 2023, rounded up to the nearest whole Class A Share, at a price of $33.00 per Class A Share, in cash, without interest thereon, less any required tax withholding (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of the date hereof (together with any amendments or supplements thereto, the “Offer to Purchase”) and the related Letter of Transmittal, dated as of the date hereof (together with any amendments or supplements thereto, the “Letter of Transmittal”) (which as they may be amended, supplemented, or otherwise modified from time to time, together constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE
AFTER 11:59 P.M. EASTERN TIME ON FEBRUARY 13, 2024 (THE “EXPIRATION TIME”), UNLESS THE OFFER IS EXTENDED (IN WHICH EVENT THE TERM “EXPIRATION TIME” WILL MEAN THE TIME TO WHICH THE INITIAL EXPIRATION TIME OF THE OFFER IS SO EXTENDED) OR EARLIER TERMINATED.

We are not offering, as part of the Offer, to purchase any outstanding Class B ordinary shares, par value $0.0005 per share (“Class B Shares”), of the Company, and tenders of Class B Shares will not be accepted.
The Offer is being made pursuant to the transaction agreement, dated as of December 24, 2023 (together with any amendments or supplements thereto, the “Transaction Agreement”), by and among Purchaser, the sellers party thereto, who are Glazer family members and affiliates (“Sellers”), and the Company. Pursuant to the Transaction Agreement, Purchaser has agreed to purchase 25.0% of the issued and outstanding Class B Shares from the Sellers at the Offer Price (the “Sale Shares”). The purchase of Class B Shares will be consummated on the business day immediately following the Expiration Time (the “Closing”). Under the terms of the Transaction Agreement, Purchaser has also agreed to subscribe for (i) an additional 1,966,899.062 Class A Shares and 4,093,706.998 Class B Shares, at the Offer Price, for an aggregate subscription price of $200 million, at the Closing (the “Closing Share Subscription”) and (ii) an additional 983,449.531 Class A Shares and 2,046,853.499 Class B Shares, at the Offer Price, for an aggregate subscription price of $100 million, on December 31, 2024, or such earlier date following the Closing (the “Subsequent Closing”) (the “Subsequent Share Subscription”), each of which will occur following the Expiration Time. The Transaction Agreement is more fully described in the Offer to Purchase.
Tendering shareholders who have Class A Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Class A Shares by Purchaser pursuant to the Offer. Shareholders who hold their Class A Shares through a broker, bank or other nominee should consult with such institution as to whether it charges any service fees or commissions.
There is no financing condition to the Offer. The Offer to Purchase provides that the Offer is subject to the conditions, among others, that (a) the consummation of any of the transactions contemplated by the Transaction Agreement and the ancillary agreements thereto (collectively, the “Transactions”) will not then be enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of any Governmental Authority (as defined in the Transaction Agreement) (the “No Injunctions Condition”); (b)(i) the clearances, approvals and consents required to be obtained under the competition, antitrust, merger control or investment laws (“Antitrust Laws”) set forth in Schedule A to the Transaction Agreement will have been obtained and will be in full force and effect, (ii) the PL Approval (as defined in the Transaction Agreement) will have been obtained and (iii) the Football Association Approval (as defined in the Transaction Agreement) will have been obtained (the “Regulatory Condition”); (c) the resolution for the Company to adopt the amended and restated memorandum and articles of association for the Company set forth in Exhibit A to the Transaction Agreement (the “Amended Articles”) will have been approved by the Company’s shareholders and the Amended Articles (x) will be in full force and effect as of immediately prior to the Closing (as defined in the Offer to Purchase) or (y) will automatically come into full force and effect simultaneously with the occurrence of the Closing (the “Amended Articles Condition”); and (d) the Transaction Agreement will not have been terminated in accordance with its terms (the “Termination Condition”).
In the event that Class A Shares representing more than the Offer Cap are validly tendered (and not validly withdrawn) prior to the Expiration Time, Purchaser will purchase a number of Class A Shares equal to the Offer Cap on a pro rata basis based on the number of Class A Shares validly tendered (and not validly withdrawn) prior to the Expiration Time. In doing so, Purchaser will determine the number of Class A Shares validly tendered (and not validly withdrawn) by each tendering shareholder and apply a proration factor to determine the number of tendered Class A Shares Purchaser will purchase from each tendering shareholder. The proration factor will equal a number of Class A Shares equal to the Offer Cap divided by the number of Class A Shares that were validly tendered (and not validly withdrawn) (with any resulting fractional Class A Shares rounded to the nearest whole Class A Share). For example, if a total of 26,475,668 Class A Shares are properly tendered (and not validly withdrawn), Purchaser will purchase 50% of the number of Class A Shares that each shareholder tendered (with any resulting fractional Class A Shares rounded to the nearest whole Class A Share).
The Company’s board of directors (the “Company Board”) has (a) determined that it is in the best interests of the Company for the Company to execute, deliver and perform the Transaction Agreement and the Governance Agreement, the Equity Commitment Letter, the Limited Guarantee and the Voting Agreement (each as defined in the Offer to Purchase) and the Transactions (other than the sale and purchase of the Sale Shares), (b) approved the execution, delivery and performance by the Company of the Transaction Agreement, the Governance Agreement, the Equity Commitment Letter, the Limited Guarantee and the Voting Agreement, (c) determined to direct that the resolution for the Company to adopt the Amended Articles be submitted to the shareholders of the Company for their approval, and (d) resolved to recommend that the Company’s shareholders (i) approve the adoption of the Amended Articles and (ii) tender their Class A Shares to Purchaser pursuant to the Offer.

The Transaction Agreement provides that, subject to the parties’ respective termination rights under the Transaction Agreement, the scheduled Expiration Time may be extended as follows:
(1)
the Offer may be extended by Purchaser, in its sole discretion and without the consent of the Company, on one or more occasions, for an additional period of up to 10 business days per extension, to permit any Offer Condition that has not been waived to be satisfied (unless all Offer Conditions have been satisfied or waived in accordance with the terms of the Transaction Agreement);

(2)
the Offer must be extended by Purchaser: (A) for any period required by Applicable Law (as defined in the Transaction Agreement) or as required by interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof or New York Stock Exchange applicable to the Offer; and (B) for periods of up to 10 business days per extension until the Regulatory Condition has been satisfied; and

(3)
the Offer must be extended, at the request of the Company, by Purchaser, on one or more occasions, for an additional period of up to 10 business days per extension, to permit any Offer Condition that has not been waived to be satisfied (unless all Offer Conditions have been satisfied or waived in accordance with the terms of the Transaction Agreement).

Notwithstanding the above, in no event may the Offer be extended beyond the earlier to occur of (x) the valid termination of the Transaction Agreement or (y) the first business day following the End Date. The “End Date” is defined in the Transaction Agreement to be 5:00 p.m. Eastern Time on April 24, 2024, with an automatic extension to June 24, 2024, in certain circumstances where regulatory approval has not yet been obtained as described below.
No party will be permitted to terminate the Transaction Agreement for the failure of the Closing (as defined in the Offer to Purchase) to occur by the End Date if the failure of the Closing to occur prior to the End Date is primarily attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the Transaction Agreement required to be performed by such party; provided, however, that if on the End Date, all of the Offer Conditions (other than (i) the No Injunctions Condition and (ii) the Regulatory Condition) are satisfied or are capable of being satisfied at such time, the End Date will be automatically extended to June 24, 2024 (and in the case of such extension, any reference to the End Date herein will be a reference to the End Date, as so extended).
During any extension of the initial offering period, all Class A Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights.
The Offerors are making the Offer because it is an opportunity for the Offerors to acquire an ownership stake in the Club (as defined in the Transaction Agreement) on the terms of the Transaction Agreement and the other transaction documents related to the Offer, pursuant to which the Offerors will acquire certain control rights of the business of the Company. James A. Ratcliffe intends to cause Purchaser to retain the Class A Shares acquired in the Offer. The Offer is being made pursuant to the Transaction Agreement.
Purchaser expressly reserves the right to: (i) increase the Offer Price or (ii) waive any Offer Condition, except that the Company’s consent is required for Purchaser to: (1) decrease the Offer Price; (2) change the form of consideration payable in the Offer; (3) change the number of Class A Shares sought to be purchased in the Offer; (4) change or modify the Offer Cap; (5) impose conditions or requirements to the Offer in addition to the Offer Conditions; (6) amend or modify any Offer Condition or any other term or condition of the Transaction Agreement or the Offer in a manner that would, or would reasonably be expected to, adversely affect any holder of Class A Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Purchaser to consummate the Offer, or the other Transactions (except to effect an extension of the Offer to the extent expressly permitted or required by the terms of the Transaction Agreement); (7) extend or otherwise change the Expiration Time in a manner other than as required or permitted by the Transaction Agreement; (8) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act; or (9) waive the No Injunctions Condition, the Regulatory Condition or the Termination Condition.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Class A Shares validly tendered (and not validly withdrawn) to Purchaser as, if and when Purchaser gives written notice to the Depositary of our acceptance for payment of such Class A Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Class A Shares accepted for payment and purchase pursuant to the Offer will be made by deposit of the Offer Price for such Class A Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Class A Shares have been accepted for payment and purchase. Upon the deposit of such funds with the Depositary, our obligation to make such payment will be satisfied. Under no circumstances will interest be paid on the Offer Price for Class A Shares, regardless of any extension of the Offer or any delay in making payment for Class A Shares.
In all cases, payment for Class A Shares validly tendered (and not validly withdrawn) and accepted for payment and purchase pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) certificates representing such Class A Shares or confirmation of the book-entry transfer of such Class A Shares into the Depositary’s account at DTC pursuant to the procedures set forth in the Offer to Purchase, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal); and (iii) all other documents required by the Letter of Transmittal or all other customary documents required by Depositary.
Class A Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment and purchase by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 18, 2024, which is the 60th day after the date of the commencement of the Offer, pursuant to SEC regulations.
For a withdrawal of Class A Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Class A Shares to be withdrawn, the number of Class A Shares to be withdrawn and the names in which the share certificates are registered, if different from that of the person who tendered such Class A Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Class A Shares have been tendered for the account of an Eligible Institution. If Class A Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Class A Shares. If share certificates representing the Class A Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the name of the registered owner and the serial numbers shown on such share certificates must also be furnished to the Depositary.
Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Transaction Agreement, such determination will be final and binding. No withdrawal of tendered Class A Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of the Offerors or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notice. Withdrawals of tendered Class A Shares may not be rescinded and any Class A Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Class A Shares may, however, be retendered by following one of the procedures for tendering Class A Shares described in the Offer to Purchase at any time prior to the Expiration Time.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided Purchaser with the Company’s shareholder list and security position listings for the purpose of disseminating to the holders of Class A Shares information regarding the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Class A Shares whose names appear on the Company’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Class A Shares.
The receipt of cash in exchange for Class A Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under state, local and non-U.S. tax laws. If you sell your Class A Shares in the Offer, you generally will recognize capital gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the Class A Shares you sell, assuming that you hold your Class A Shares as a capital asset (generally, property held for investment). Any capital gain or loss will be long-term capital gain or loss if the Class A Shares you sell have been held for more than one year on the date of sale, and short-term capital gain or loss if held for one year or less on the date of sale. For a more complete description of the principal U.S. federal income tax consequences of the Offer, see the Offer to Purchase.
The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company Board and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.
Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither of the Offerors will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Class A Shares pursuant to the Offer.

The Information Agent for the Offer is:
1290 Avenue of the Americas, 9th Floor
New York, New York 10104
Call: (888) 275-7781 (domestic)
(781) 236-4943 (international)
manchesterunited@georgeson.com
January 17, 2024